ICONIC BRANDS, INC.

c/o David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, New York 11563

Telephone (516) 887-8200

Facsimile: 516-887-8250

                                                                                                January 13, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 3030

Attention: Ms. Janice McGuirk, Examiner

                Re:          Iconic Brands, Inc.

                                Form 10-K for Fiscal Year Ended December 31, 2009, filed April 16, 2010;

Form 10-Q for Fiscal Quarter Ended March 31, 2010, filed May 13, 2010; and

Form 10-Q for Fiscal Quarter Ended June 30, 2010, filed August 16, 2010

                                File No. 0-53162

Dear Ms. McGuirk:

Reference is hereby made to the Form 10-K for Fiscal Year Ended December 31, 2009, filed April 16, 2010 (the “Annual Report”); Form 10-Q for Fiscal Quarter Ended March 31, 2010, filed May 13, 2010 (the “March Report”); and Form 10-Q for Fiscal Quarter Ended June 30, 2010, filed August 16, 2010 (the “June Report” together with the Annual Report and the March Report are hereinafter referred to as the “Reports”) for Iconic Brands, Inc., Nevada corporation (the “Company”).

The Company acknowledges that the amendments to the Report (the “Amendments”) were due to be filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2011.  Unfortunately, the Company could not complete the filing of the Amendments on time due to delays by the auditors in reviewing the Amendments and accompanying financial statements. We submit to the Commission that the Amendments will be filed no later that the close of business on Friday, January 14, 2011.

Please address your questions or concerns to David Lubin, Esq. at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ Richard J. DeCicco

Richard J. DeCicco
President